UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50562

MarketWatch, Inc.

(Exact name of registrant as specified in its charter)

825 Battery Street, San Francisco, California, 94111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, MarketWatch, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 2005

/s/ Doug Appleton
By:	Doug Appleton
Title:	General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

MarketWatch, Inc. (“MarketWatch”) entered into an Agreement and Plan of Merger, dated as of November 14, 2004 (the “Merger Agreement”), with Dow Jones & Company, Inc. (“Dow Jones”) and Golden Acquisition Corp. (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into MarketWatch with MarketWatch as the surviving corporation (the “Merger”). Upon the completion of the Merger, MarketWatch became a wholly-owned subsidiary of Dow Jones.

In connection with the Merger, MarketWatch stockholders have the right to receive $18.00 in cash, without interest and less applicable withholding taxes, for each share of MarketWatch common stock they owned.

In light of the fact that by virtue of the Merger, all shares of the common stock of MarketWatch are now held by Dow Jones, MarketWatch requests termination of its registration and will not continue to report under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.